EXHIBIT 99.23

CONSENT OF RONALD SIMPSON

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Ronald G. Simpson, P.Geo., President (GeoSim), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource estimate of the La Negra Mine;

2.	Technical report dated March 14, 2008, entitled “Mineral Resources Estimate Monica Deposit La Negra Mine, Queretaro State, Mexico”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Ronald G. Simpson
Name: Ronald G. Simpson, P.Geo. Title: President, GeoSim Services Inc.